INVECH HOLDINGS, INC.

7339 E. Williams Drive

Unit 26496

Scottsdale, AZ 85255

August 15, 2024

Ms. Jenna Hough

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Invech Holdings, Inc.
Amendment No. 8 of the Registration Statement on Form S-1
Filed August 6, 2024
File No. 333-276779

Dear Ms. Hough:

Set forth below are the responses of Invech Holdings, Inc., a Nevada corporation (“IVHI” “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated August 14, 2024, with respect to (i) our Amendment No. 8 of the Registration Statement on Form S-1 filed on August 6, 2024. The responses provided below are numbered to correspond to your comments, which have been reproduced and emboldened herein for ease of reference.

Amendment No. 8 to Form S-1 filed August 6, 2024

Certain Relationships and Related Transactions, and Director Independence, page 50

1.        We note your revised disclosure pursuant to comment 2 and reissue in part. Please disclose each transaction disclosed in Note 7 of the interim financial statements, specifically the additional $16,159 advance from SCC.

Response:

The following language was inserted:

Subsequent to March 31, 2024, SCC advanced the Company $16,159 to pay for transfer agent fees, accounting fees, and general operating expenses. The advance is non-interest bearing and due on demand.

If you have any questions or comments concerning this response, please call Rhonda Keaveney, our CEO, at (602) 793 -8058 or email Ms. Keaveney at rhonda@scctransferllc.com.

Sincerely,

Invech Holdings, Inc.

By:	/s/ Rhonda Keaveney
Rhonda Keaveney
Chief Executive Officer